Registration Statement No. 333-275898
Filed Pursuant to Rule 433

ACCELERATED RETURN NOTES® (ARNs®)

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF
Issuer	Royal Bank of Canada (“RBC”). References on this page to “we,” “us” or “our” mean RBC.
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	The Global X Robotics & Artificial Intelligence ETF (Bloomberg symbol: “BOTZ”)
Payout Profile at Maturity	• 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value • 1-to-1 downside exposure to decreases in the Market Measure, with 100% of your principal at risk
Capped Value	[$11.65 to $12.05] per unit, a return of [16.50% to 20.50%] over the principal amount, to be determined on the pricing date
Participation Rate	300%
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1000275/000095010324017703/ dp222040_424b2-mlzpc.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

•	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

•	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

•	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in shares of the Market Measure or the securities held by the Market Measure.

•	The initial estimated value of the notes is only an estimate, determined as of a particular point in time by reference to our and our affiliates’ pricing models.

•	The public offering price you pay for the notes will exceed the initial estimated value.

•	The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S, BofAS or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time.

•	A trading market is not expected to develop for the notes.

•	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of the Market Measure or the securities held by the Market Measure), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

•	There may be potential conflicts of interest involving the calculation agent, which is BofAS.

•	The sponsor and advisor of the Market Measure may adjust the Market Measure in a way that could adversely affect the value of the notes and the amount payable on the notes, and these entities have no obligation to consider your interests.

•	You will have no rights of a holder of shares of the Market Measure or the securities held by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•	While we, MLPF&S, BofAS or our respective affiliates may from time to time own shares of the Market Measure or the securities held by the Market Measure, we, MLPF&S, BofAS and our respective affiliates do not control the Market Measure or the issuers of those securities, and have not verified any disclosure made by any other company.

•	There are liquidity and management risks associated with the Market Measure.

•	The performance of the Market Measure may not correlate with the performance of the securities held by the Market Measure as well as the net asset value per share of the Market Measure, especially during periods of market volatility when the liquidity and the market price of shares of the Market Measure and/or the securities held by the Market Measure may be adversely affected, sometimes materially.

•	The payments on the notes will not be adjusted for all corporate events that could affect the Market Measure.

•	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets, specifically changes in the countries represented by the Market Measure.

•	The U.S. federal income tax consequences of an investment in the notes are uncertain.

•	The securities held by the Market Measure are concentrated in one sector.

•	A limited number of stocks held by the Market Measure may affect its price, and the stocks held by the Market Measure are not necessarily representative of the robotics and artificial intelligence industry.

•	An investment in the notes is subject to risks associated with the robotics and artificial intelligence industries.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-6.00%	$9.40	-6.00%
-3.00%	$9.70	-3.00%
0.00%	$10.00	0.00%
2.00%	$10.60	6.00%
3.00%	$10.90	9.00%
6.17%	$11.85(1)	18.50%
10.00%	$11.85	18.50%
20.00%	$11.85	18.50%
30.00%	$11.85	18.50%
50.00%	$11.85	18.50%
100.00%	$11.85	18.50%

(1)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

RBC has filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that RBC has filed with the SEC, for more complete information about RBC and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBC, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling toll-free 1-800-294-1322.